

Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 3/31/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Large Cap Growth Fund	**-7.46%**	**4.09%**	**9.38%**	**12.96%**	**1.66%**	**10.73%**
Russell 1000® Growth Index	-10.18	-0.75	6.33	9.96	1.28	11.34

*Not Annualized; **Inception Date of 9/2/82

About the Fund

Net Assets (as of 3/31/2008):	$237.1 Million
Inception Date:	9/2/82
Lead Manager Tenure:	Since 9/2/82
Ticker Symbol:	SNIGX
Sit Fund Number:	2
CUSIP Number:	829797-10-9
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.
- Lead portfolio manager has been at the helm of this Fund since inception over 24 years ago.

Risk-Reward Spectrum


LOW RISK
LOW RETURN
HIGH RISK
HIGH RETURN

Fund Management

Eugene C. Sit, CFA

- Founded Sit Investment Associates in 1981.
- 44 Years of industry experience.

Peter L. Mitchelson, CFA

- 38 Years of industry experience.

Roger J. Sit

- 16 Years of industry experience.

Ronald D. Sit, CFA

- 22 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 3/31/2008

- Schlumberger, Ltd.
- Microsoft Corp.
- AT&T, Inc.
- Celgene Corp.
- Monsanto Co.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us

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Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth

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Average Annual Returns
as of 3/31/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Large Cap Growth Fund	**-7.46%**	**4.09%**	**9.38%**	**12.96%**	**1.66%**	**10.73%**
Russell 1000® Growth Index	-10.18	-0.75	6.33	9.96	1.28	11.34

*Not Annualized; **Inception Date of 9/2/82


24%
20%
16%
12%
8%
4%
0%
-4%
-8%
-12%
Sit Large Cap Growth Fund
Russell 1000® Growth Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 3/31/2008

	1981	1982	1983	1984	1985	1986	1987
Sit Large Cap Growth Fund	**4.90%**	**36.18%**	**12.94%**	**5.44%**	**23.48%**	**21.83%**	**5.32%**
Russell 1000® Growth Index	4.23	24.45	15.98	-0.95	32.85	15.36	5.31
	1988	**1989**	**1990**	**1991**	**1992**	**1993**	**1994**
Sit Large Cap Growth Fund	**5.33%**	**32.02%**	**-2.37%**	**32.72%**	**4.94%**	**3.15%**	**2.83%**
Russell 1000® Growth Index	11.27	35.92	-0.26	41.16	5.01	2.90	2.66
	1995	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
Sit Large Cap Growth Fund	**31.66%**	**23.05%**	**31.70%**	**30.56%**	**33.41%**	**-13.84%**	**-27.70%**
Russell 1000® Growth Index	37.18	23.12	30.48	38.72	33.16	-22.43	-20.42
	2002	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**
Sit Large Cap Growth Fund	**-30.58%**	**26.34%**	**12.79%**	**9.59%**	**9.54%**	**14.14%**	**-7.46%**
Russell 1000® Growth Index	-27.89	29.76	6.30	5.27	9.08	11.81	-10.18


60%
40%
20%
0%
-20%
-40%
Sit Large Cap Growth Fund
Russell 1000® Growth Index
1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Growth of $10,000
as of 3/31/2008


$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
Sit Large Cap Growth Fund
Russell 1000® Growth Index
3/31/1998
3/31/2000
3/31/2002
3/31/2004
3/31/2006
3/31/2008

The sum of $10,000 invested on 3/31/98 and held until 3/31/08 would have grown to $11,786 in the Fund or $11,356 in the Russell 1000® Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth



Daily Prices
Account Access
Contact Us

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 3/31/2008


Cash & Other Net Assets
4.9%
Electronic Technology
12.0%
Health Technology
11.8%
Producer Manufacturing
10.0%
Finance
9.4%
Energy Minerals
8.7%
Technology Services
6.9%
Consumer Non-Durables
6.5%
Industrial Services
6.0%
Sectors Less than 5.0%
23.8%

Top Stock Holdings
as of 3/31/2008

Company	% of Net Assets
Schlumberger, Ltd.	2.3%
Microsoft Corp.	2.2
AT&T, Inc.	2.2
Celgene Corp.	2.1
Monsanto Co.	2.1
Cisco Systems, Inc.	2.1
Equitable Resources, Inc.	2.1
Coca-Cola Co.	1.9
Genentech, Inc.	1.8
Occidental Petroleum Corp.	1.8
Number of Holdings: 88	Top 10: 20.6%

Complete List of Holdings

Holdings as of March 31, 2008.

The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Performance

Average Annual Returns as of 3/31/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Mid Cap Growth Fund	**-12.60%**	**-0.32%**	**11.17%**	**16.05%**	**3.58%**	**13.11%**
Russell Midcap® Growth Index	-10.95	-4.55	7.77	15.20	5.16	--

*Not Annualized; **Inception Date of 9/2/82

About the Fund

Net Assets (as of 3/31/2008):	$204 Million
Inception Date:	9/2/82
Lead Manager Tenure:	Since 9/2/82
Ticker Symbol:	NBNGX
Sit Fund Number:	1
CUSIP Number:	829796-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.
- Lead portfolio manager has been at the helm of this Fund since inception over 24 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Eugene C. Sit, CFA

- Founded Sit Investment Associates in 1981.
- 44 Years of industry experience.

Kent L. Johnson, CFA

- 17 Years of industry experience.

Robert W. Sit, CFA

- 15 Years of industry experience.

Matthew T. Loucks, CFA

- 11 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 3/31/2008

- Celgene Corp.
- Southwestern Energy Co.
- McDermott Intl, Inc.
- Intuitive Surgical, Inc.
- XTO Energy, Inc.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Mid Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.



Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

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Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Average Annual Returns
as of 3/31/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Mid Cap Growth Fund	**-12.60%**	**-0.32%**	**11.17%**	**16.05%**	**3.58%**	**13.11%**
Russell Midcap® Growth Index	-10.95	-4.55	7.77	15.20	5.16	N/A

*Not Annualized; **Inception Date of 9/2/82


25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
Sit Mid Cap Growth Fund
Russell Mid Cap™ Growth Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 3/31/2008

	1981	1982	1983	1984	1985	1986	1987
Sit Mid Cap Growth Fund	**6.10%**	**64.15%**	**26.75%**	**-3.20%**	**43.65%**	**10.33%**	**5.50%**
Russell Midcap® Growth Index	N/A	N/A	N/A	N/A	N/A	17.55	2.76
	1988	**1989**	**1990**	**1991**	**1992**	**1993**	**1994**
Sit Mid Cap Growth Fund	**9.77%**	**35.15%**	**-2.04%**	**65.50%**	**-2.14%**	**8.55%**	**-0.47%**
Russell Midcap® Growth Index	12.92	31.49	-5.13	47.03	8.71	11.19	-2.16
	1995	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
Sit Mid Cap Growth Fund	**33.64%**	**21.87%**	**17.70%**	**6.84%**	**70.65%**	**-4.35%**	**-33.39%**
Russell Midcap® Growth Index	33.98	17.48	22.54	17.87	51.29	-11.75	-20.15
	2002	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**
Sit Mid Cap Growth Fund	**-34.64%**	**38.51%**	**17.02%**	**15.27%**	**9.56%**	**18.87%**	**-12.60%**
Russell Midcap® Growth Index	-27.41	42.71	15.48	12.10	10.65	11.44	-10.95


75%
50%
25%
0%
-25%
-50%
Sit Mid Cap Growth Fund
Russell Mid-Cap™ Growth Index
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Growth of $10,000
as of 3/31/2008


$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
Sit Mid Cap Growth Fund
Russell Mid-Cap™ Growth Index
3/31/1998
3/31/2000
3/31/2002
3/31/2004
3/31/2006
3/31/2008

The sum of $10,000 invested on 3/31/98 and held until 3/31/08 would have grown to $14,210 in the Fund or $16,531 in the Russell Mid Cap® Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Mid Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.



Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 3/31/2008


Cash & Other Net Assets 5.4%
Health Technology 15.8%
Energy Minerals 10.1%
Producer Manufacturing 9.9%
Finance 8.3%
Electronic Technology 8.2%
Industrial Services 7.9%
Technology Services 7.3%
Health Services 4.6%
Sectors Less Than 4.5% 22.5%

Top Stock Holdings
as of 3/31/2008

Company	% of Net Assets
Celgene Corp.	3.2%
Southwestern Energy Co.	3.0
McDermott Intl, Inc.	2.9
Intuitive Surgical, Inc.	2.3
XTO Energy, Inc.	2.2
MEMC Electronic Materials, Inc.	2.1
TCF Financial Corp.	2.0
Jacobs Engineering Group, Inc.	2.0
Activision, Inc.	1.9
Gilead Sciences, Inc.	1.9
Number of Holdings: 87	Top 10: 23.5%

Complete List of Holdings

Holdings as of March 31, 2008.

The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us

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E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send | Reset

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth

Performance

Average Annual Returns As of 3/31/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Small Cap Growth	**-15.75%**	**-4.04%**	**10.42%**	**14.00%**	**7.56%**	**11.89%**
Russell 2000® Growth Index	-12.83	-8.94	5.74	14.24	1.75	6.50

*Not Annualized; **Inception Date of 7/1/94

About the Fund

Net Assets (as of 3/31/2008):	$89.8 Million
Inception Date:	7/1/94
Lead Manager Tenure:	Since 7/1/94
Ticker Symbol:	SSMGX
Sit Fund Number:	10
CUSIP Number:	82980D-30-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Eugene C. Sit, CFA
- Founded Sit Investment Associates in 1981.
- 44 Years of industry experience.

Kent L. Johnson, CFA
- 17 Years of industry experience.

Matt T. Loucks, CFA
- 11 Years of industry experience.

Robert W. Sit, CFA
- 15 Years of industry experience.

Michael J. Stellmacher, CFA
- 15 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 3/31/2008

- Arena Resources, Inc.
- Southwestern Energy Co.
- Intuitive Surgical, Inc.
- Ansys, Inc.
- Gamestop Corp.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Small Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

Important Legal Information



Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth

Average Annual Returns

as of 3/31/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Small Cap Growth Fund	**-15.75%**	**-4.04%**	**10.42%**	**14.00%**	**7.56%**	**11.89%**
Russell 2000® Growth Index	-12.83	-8.94	5.74	14.24	1.75	6.50

*Not Annualized; **Inception Date of 7/1/94


Sit Small Cap Growth Fund
Russell 2000® Growth Index
20%
16%
12%
8%
4%
0%
-4%
-8%
-12%
-16%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of 3/31/2008

	1994	1995	1996	1997	1998	1999	2000
Sit Small Cap Growth Fund	**11.57%**	**52.16%**	**14.97%**	**7.63%**	**1.97%**	**108.63%**	**6.25%**
Russell 2000® Growth Index	8.52	31.04	11.26	12.94	1.24	43.10	-22.44
	2001	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**
Sit Small Cap Growth Fund	**-28.19%**	**-26.22%**	**34.57%**	**6.79%**	**18.52%**	**7.99%**	**20.43%**
Russell 2000® Growth Index	-9.24	-30.27	48.53	14.31	4.15	13.34	7.05
	2008						
Sit Small Cap Growth Fund	**-15.75%**						
Russell 2000® Growth Index	-12.83						


Sit Small Cap Growth Fund
Russell 2000® Growth Index
120%
80%
40%
0%
-40%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Growth of $10,000

as of 3/31/2008


Sit Small Cap Growth Fund
Russell 2000® Growth Index
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
3/31/1998
3/31/2000
3/31/2002
3/31/2004
3/31/2006
3/31/2008

The sum of $10,000 invested on 3/31/98 and held until 3/31/08 would have grown to $20,734 in the Fund or $11,891 in the Russell 2000® Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Small Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

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Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth

Sector Allocation

as of 3/31/2008


Cash & Other Net Assets
4.8%
Health Technology
17.7%
Sectors less than 5.0%
17.6%
Electronic Technology
11.1%
Health Services
5.3%
Finance
7.9%
Producer Manufacturing
9.8%
Energy Minerals
8.2%
Technology Services
9.2%
Industrial Services
8.4%

Top Stock Holdings

as of 3/31/2008

Company	% of Net Assets
Arena Resources, Inc.	3.6%
Southwestern Energy Co.	2.5
Intuitive Surgical, Inc.	2.4
Ansys, Inc.	2.1
Gamestop Corp.	2.1
TCF Financial Corp.	2.1
SBA Communications Corp.	2.1
Celgene Corp.	2.0
Affiliated Managers Group, Inc.	2.0
Nuvasive Inc.	1.9
Number of Holdings: 95	Top 10: 22.8%

Complete List of Holdings

Holdings as of March 31, 2008.

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The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices



International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

Performance

Average Annual Returns as of 3/31/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit International Growth Fund	**-9.96%**	**2.40%**	**13.18%**	**17.51%**	**0.95%**	**5.65%**
Morgan Stanley EAFE Growth Index	-8.16	1.91	14.35	19.81	4.28	5.29

*Not Annualized; **Inception Date of 11/1/91

About the Fund

Net Assets (as of 3/31/2008):	$36.7 Million
Inception Date:	11/1/91
Lead Manager Tenure:	Since 11/1/91
Ticker Symbol:	SNGRX
Sit Fund Number:	6
CUSIP Number:	82980D-10-3
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks long-term growth.
- Lead portfolio manager has been at the helm of this Fund since inception over 14 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Eugene C. Sit, CFA

- Founded Sit Investment Associates in 1981.
- 44 Years of industry experience.

Roger J. Sit

- 16 Years of industry experience.

Janet K. Kinzler

- 13 Years of industry experience.

Tasha M. Murdoff

- 11 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 3/31/2008

- Rio Tinto, A.D.R.
- BHP Billiton, Ltd.
- Vestas Wind Systems, Inc.
- Schlumberger, Ltd.
- Veolia Environment

The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit International Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

Average Annual Returns
as of 3/31/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit International Growth Fund	**-9.96%**	**2.40%**	**13.18%**	**17.51%**	**0.95%**	**5.65%**
MSCI EAFE Growth Index	-8.16	1.91	14.35	19.81	4.28	5.29

*Not Annualized; **Inception Date of 11/1/91


30%
25%
20%
15%
10%
5%
0%
-5%
-10%
Sit International Growth Fund
MSCI EAFE Growth Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 3/31/2008

	1991	1992	1993	1994	1995	1996
Sit International Growth Fund	**4.10%**	**2.69%**	**48.37%**	**-2.99%**	**9.36%**	**10.31%**
MSCI EAFE Growth Index	1.41	-13.01	25.14	4.52	11.38	3.46
	1997	**1998**	**1999**	**2000**	**2001**	**2002**
Sit International Growth Fund	**4.81%**	**18.95%**	**50.77%**	**-26.66%**	**-33.26%**	**-29.84%**
MSCI EAFE Growth Index	2.11	22.21	29.46	-24.51	-24.58	-16.02
	2003	**2004**	**2005**	**2006**	**2007**	**2008**
Sit International Growth Fund	**28.70%**	**12.97%**	**14.67%**	**18.19%**	**16.08%**	**-9.96%**
MSCI EAFE Growth Index	31.99	16.12	13.28	22.33	16.45	-8.16


60%
40%
20%
0%
-20%
-40%
Sit International Growth Fund
MSCI EAFE Growth Index
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Growth of $10,000
as of 3/31/2008


$19,000
$16,000
$13,000
$10,000
$7,000
$4,000
Sit International Growth Fund
MSCI EAFE Growth Index
3/31/1998
3/31/2000
3/31/2002
3/31/2004
3/31/2006
3/31/2008

The sum of $10,000 invested on 3/31/98 and held until 3/31/08 would have grown to $10,994 in the Fund or $15,209 in the MSCI EAFE Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit International Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.



International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 3/31/2008


Cash & Other Net Assets 2.6%
Finance 16.0%
Non-Energy Minerals 9.0%
Consumer Non-Durables 8.3%
Health Technology 7.8%
Communications 7.7%
Producer Manufacturing 7.0%
Electronic Technology 6.4%
Process Industries 6.2%
Sectors less than 5.0% 29.0%

Portfolio Structure by Region

as of 3/31/2008


Europe
55.6%
68.7%
Asia
33.2%
31.3%
Other
8.6%
0.0%
Cash & Other Net Assets
2.6%
0.0%
MSCI EAFE Growth Index
Sit International Growth Fund
0
10
20
30
40
50
60
70
80

Top Stock Holdings

as of 3/31/2008

Company	% of Net Assets
Rio Tinto, A.D.R.	4.3%
BHP Billiton, Ltd.	4.2
Vestas Wind Systems, Inc.	3.0
Schlumberger, Ltd.	2.5
Veolia Environment	2.5
Nestle, S.A.	2.1
Telefonica, S.A.	1.8
Agrium, Inc.	1.7
Kuehne & Nagel Intl. A.G.	1.6
Roche Holdings, A.G.	1.6
Number of Holdings: 92	Top 10: 25.3%

Complete List of Holdings

Holdings as of March 31, 2008.

The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

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Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 3/31/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Developing Markets Growth Fund	**-13.43%**	**18.00%**	**27.35%**	**30.70%**	**8.80%**	**7.23%**
MSCI Emerging Markets Index	-11.32	18.90	26.27	32.32	9.74	6.26

*Not Annualized; **Inception Date of 7/1/94

About the Fund

Net Assets (as of 3/31/2008):	$22.7 Million
Inception Date:	7/1/94
Lead Manager Tenure:	Since 7/1/94
Ticker Symbol:	SDMGX
Sit Fund Number:	11
CUSIP Number:	82980D-40-0
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Eugene C. Sit, CFA

- Founded Sit Investment Associates in 1981.
- 44 Years of industry experience.

Roger J. Sit

- 16 Years of industry experience.

Raymond E. Sit

- 14 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 3/31/2008

- Cia Vale Do Rio Doce, A.D.R.
- Gazprom, A.D.R.
- Petrobras
- Samsung Electronics
- America Movil, A.D.R.

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The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Developing Markets Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.



Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Average Annual Returns
as of 3/31/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Developing Markets Growth Fund	**-13.43%**	**18.00%**	**27.35%**	**30.70%**	**8.80%**	**7.23%**
MSCI Emerging Markets Index	-11.32	18.90	26.27	32.32	9.74	6.26

*Not Annualized; **Inception Date of 7/1/94


50%
40%
30%
20%
10%
0%
-10%
-20%
Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 3/31/2008

	1994	1995	1996	1997	1998
Sit Developing Markets Growth Fund	**-2.02%**	**-4.29%**	**17.27%**	**-5.20%**	**-24.93%**
MSCI Emerging Markets Index	2.80	-6.94	3.92	-13.40	-27.52
	1999	**2000**	**2001**	**2002**	**2003**
Sit Developing Markets Growth Fund	**82.50%**	**-30.18%**	**-12.01%**	**-18.37%**	**45.96%**
MSCI Emerging Markets Index	63.70	-31.80	-4.91	-7.97	51.59
	2004	**2005**	**2006**	**2007**	**2008**
Sit Developing Markets Growth Fund	**16.54%**	**33.77%**	**31.59%**	**40.72%**	**-13.43%**
MSCI Emerging Markets Index	22.45	30.31	29.18	36.48	-11.32


100%
50%
0%
-50%
Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Growth of $10,000
as of 3/31/2008


$31,000
$28,000
$25,000
$22,000
$19,000
$16,000
$13,000
$10,000
$7,000
$4,000
Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
3/31/1998
3/31/2000
3/31/2002
3/31/2004
3/31/2006
3/31/2008

The sum of $10,000 invested on 3/31/98 and held until 3/31/08 would have grown to $23,242 in the Fund or $25,333 in the MSCI Emerging Markets Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Developing Markets Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

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The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 3/31/2008


Cash & Other Net Assets 1.3%
Non-Energy Minerals 14.3%
Energy Minerals 13.1%
Finance 12.3%
Communications 11.4%
Electronic Technology 9.5%
Consumer Services 6.9%
Utilities 6.5%
Retail Trade 4.2%
Sectors Less Than 4.0% 20.5%

Portfolio Structure by Region

as of 3/31/2008


Asia 64.0% 46.4%
Latin America 21.9% 32.2%
Europe 7.4% 12.7%
Africa/Middle East 5.1% 8.7%
North America 0.3% 0.0%
Cash & Other Net Assets 1.3% 0.0%
MSCI Emerging Markets Index
Sit Developing Markets Growth Fund
0 10 20 30 40 50 60 70

Top Stock Holdings

as of 3/31/2008

Company	% of Net Assets
Cia Vale Do Rio Doce, A.D.R.	3.4%
Gazprom, A.D.R.	3.4
Petrobras	3.2
Samsung Electronics	3.0
America Movil, A.D.R.	2.8
China Mobile, Ltd., A.D.R.	2.7
BHP Billiton, Ltd., A.D.R.	2.6
China Communications, Inc.	2.3
Rio Tinto, Ltd.	2.3
Reliance Industries, G.D.R.	2.1
Number of Holdings: 89	Top 10: 28.0%

Complete List of Holdings

Holdings as of March 31, 2008.

Important Legal Information



Dividend Growth Fund

I Class Ticker: SDVGX
S Class Ticker: SDVSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance
Average Annual Returns as of 3/31/2008

	Three Month*	One Year	Since Inception**
Sit Dividend Growth Class I	**-5.85%**	**3.47%**	**10.44%**
S&P 500 Index	-9.45	-5.07	6.11
Sit Dividend Growth Class S	**-5.86**	**3.24**	**8.56**
S&P 500 Index	-9.45	-5.07	3.03

*Not Annualized; **I Class Inception Date of 12/31/03, S Class Inception Date of 3/31/06.

About the Fund

I Class Net Assets (as of 3/31/2008):	$40.4 Million
S Class Net Assets (as of 3/31/2008):	$11.7 Million
Inception Date:	12/31/03
Lead Manager Tenure:	Since 12/31/03
I Class Ticker Symbol:	SDVGX
I Class Sit Fund Number:	15
I Class CUSIP Number:	82980D-70-7
I Class Minimum Investment Amount:	$100,000
I Class Minimum IRA Investment Amount:	$2,000
S Class Ticker Symbol:	SDVSX
S Class Sit Fund Number:	17
S Class CUSIP Number:	82980D-80- 6
S Class Minimum Investment Amount:	$5,000
S Class Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund primarily seeks to provide current income that exceeds the dividend yield of the S&P 500 Index and that grows over a period of years. Secondarily the Fund seeks long-term capital appreciation.
- Lead portfolio manager has been at the helm of this Fund since inception in 2003.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Top Five Stock Holdings
as of 3/31/2008

- General Electric Co.
- Microsoft Corp.
- Chevron Corp.
- Procter & Gamble Co.
- Occidental Petroleum Corp.

Fund Management

Eugene C. Sit, CFA
- Founded Sit Investment Associates in 1981.
- 44 Years of industry experience.

Roger J. Sit
- 16 Years of industry experience.

Kent L. Johnson, CFA
- 17 Years of industry experience.

Michael J. Stellmacher, CFA
- 15 Years of industry experience.

Click for Full Biographies

The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us

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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



Dividend Growth Fund

I Class Ticker: SDVGX
S Class Ticker: SDVSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Average Annual Returns

as of 3/31/2008

	Three Month*	One Year	Three Year	Since Inception**
Sit Dividend Growth Class I	**-5.85%**	**3.47%**	**10.71%**	**10.44%**
S&P 500 Index	-9.45	-5.07	5.85	6.11
Sit Dividend Growth Class S	**-5.86**	**3.24**	--	**8.56**
S&P 500 Index	-9.45	-5.07	--	3.03

*Not Annualized; **I Class Inception Date of 12/31/03, S Class Inception Date of 3/31/06.


Sit Dividend Growth Class I
S&P 500 Index
18%
15%
12%
9%
6%
3%
0%
-3%
-6%
-9%
-12%
Three Month
One Year
Three Year
Since Inception

Total Return by Calendar Year

as of 3/31/2008

	2004	2005	2006	2007	2008
Sit Dividend Growth Class I	**10.91%**	**9.41%**	**18.29%**	**12.89%**	**-5.85%**
S&P 500 Index	10.88	4.91	15.80	5.50	-9.45


Sit Dividend Growth Class I
S&P 500 Index
20%
15%
10%
5%
0%
-5%
-10%
2004
2005
2006
2007
2008

Growth of $10,000

as of 3/31/2008


Sit Dividend Growth Class I
S&P 500 Index
$17,000
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
$9,000
12/31/2003
3/31/2008

The sum of $10,000 invested at inception (12/31/03) and held until 3/31/08 would have grown to $15,256 in the Fund's Class I or $12,868 in the S&P 500 Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

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The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices



Dividend Growth Fund

I Class Ticker: SDVGX
S Class Ticker: SDVSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 3/31/2008


Cash & Other Net Assets 3.8%
Finance 18.7%
Producer Manufacturing 13.6%
Health Technology 11.5%
Energy Minerals 10.2%
Consumer Non-Durables 9.6%
Electronic Technology 4.8%
Utilities 4.6%
Technology Services 4.3%
Sectors Less Than 4.0% 18.9%

Top Stock Holdings

as of 3/31/2008

Company	% of Net Assets
General Electric Co.	3.5%
Microsoft Corp.	2.5
Chevron Corp.	2.4
Procter & Gamble Co.	2.3
Occidental Petroleum Corp.	2.3
Johnson & Johnson	2.3
AllianceBernstein Holding LP	2.1
Marathon Oil Corp.	1.9
Verizon Communications Inc.	1.8
United Technologies Corp.	1.7
Number of Holdings: 89	Top 10: 22.7%

Complete List of Holdings

Holdings as of March 31, 2008.

The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
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Important Legal Information



Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 3/31/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Balanced Fund	**-5.35%**	**3.13%**	**7.33%**	**9.59%**	**3.53%**	**7.31%**
S&P 500 Index	-9.45	-5.07	5.85	11.32	3.50	9.56
Lehman Aggregate Bond Index	2.17	7.67	5.48	4.58	6.04	6.29

*Not Annualized; **Inception Date of 12/31/93

Fund Facts

- The Fund seeks long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

About the Fund

Net Assets (as of 3/31/2008):	$13 Million
Inception Date:	12/31/93
Lead Manager Tenure:	Since 12/31/93
Ticker Symbol:	SIBAX
Sit Fund Number:	9
CUSIP Number:	82980D-20-2
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Top Five Stock Holdings

as of 3/31/2008

- Occidental Petroleum Corp.
- Microsoft Corp.
- Monsanto Co.
- PepsiCo, Inc.
- Genentech, Inc.

Fund Management

Eugene C. Sit, CFA

- Founded Sit Investment Associates in 1981.
- 44 Years of industry experience.

Peter L. Mitchelson, CFA

- 38 Years of industry experience.

Bryce A. Doty, CFA

- 16 Years of industry experience.

Click for Full Biographies

Daily Prices

Account Access

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The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals

Service Professionals

Performance

Prices

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Distribution Rate
as of 3/31/2008

	12-Month Distribution Rate
Sit Balanced Fund	**1.87%**

Average Annual Returns
as of 3/31/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Balanced Fund	**-5.35%**	**3.13%**	**7.33%**	**9.59%**	**3.53%**	**7.31%**
S&P 500 Index	-9.45	-5.07	5.85	11.32	3.50	9.56
Lehman Aggregate Bond Index	2.17	7.67	5.48	4.58	6.04	6.29

*Not Annualized; **Inception Date of 12/31/93


Sit Balanced Fund
S&P 500 Index
Lehman Aggregate Bond Index
20%
16%
12%
8%
4%
0%
-4%
-8%
-12%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 3/31/2008

	1994	1995	1996	1997	1998
Sit Balanced	**-0.33%**	**25.43%**	**15.80%**	**21.73%**	**21.30%**
S&P 500 Index	1.32	37.58	22.96	33.36	28.58
Lehman Aggregate Bond Index	-2.92	18.47	3.63	9.65	8.69
	1999	**2000**	**2001**	**2002**	**2003**
Sit Balanced	**20.15%**	**-4.80%**	**-12.99%**	**-18.59%**	**19.20%**
S&P 500 Index	21.04	-9.11	-11.88	-22.10	28.68
Lehman Aggregate Bond Index	-0.82	11.63	8.44	10.25	4.10
	2004	**2005**	**2006**	**2007**	**2008**
Sit Balanced	**9.22%**	**7.51%**	**7.88%**	**10.52%**	**-5.35%**
S&P 500 Index	10.88	4.91	15.80	5.50	-9.45
Lehman Aggregate Bond Index	4.34	2.43	4.33	6.97	2.17


45%
30%
15%
0%
-15%
-30%
Sit Balanced
S&P 500 Index
Lehman Aggregate Bond Index
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Growth of $10,000
as of 3/31/2008


Sit Balanced Fund
S&P 500 Index
Lehman Aggregate Bond Index
$19,000
$16,000
$13,000
$10,000
$7,000
3/31/1998
3/31/2000
3/31/2002
3/31/2004
3/31/2006
3/31/2008

The sum of $10,000 invested on 3/31/98 and held until 3/31/08 would have grown to $14,147 in the Fund or $14,110 in the S&P 500 Index or $17,971 in the Lehman Aggregate Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

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Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 3/31/2008


Other Assets & Liabilities
6.3%
Bonds
33.2%
Stocks
60.5%

Top Stock Holdings
as of 3/31/2008

Top Five Stocks	% of Net Assets
Occidental Petroleum Corp.	1.7%
Microsoft Corp.	1.5
Monsanto Co.	1.5
PepsiCo, Inc.	1.4
Genentech, Inc.	1.4
Number of Holdings: 170	Top Five Stock Holdings: 7.6%

Complete List of Holdings

Holdings as of March 31, 2008.

The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government

Daily Prices
Account Access
Contact Us

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 3/31/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit U.S. Government Securities Fund	**3.05%**	**8.37%**	**5.52%**	**4.12%**	**5.09%**	**6.70%**
Lehman Intermediate Government Index	4.11	11.22	6.28	4.34	5.82	6.97

*Not Annualized; **Inception Date of 6/2/87

About the Fund

Net Assets (as of 3/31/2008):	$254.7 Million
Inception Date:	6/2/87
Lead Manager Tenure:	Since 6/2/87
Ticker Symbol:	SNGVX
Sit Fund Number:	3
CUSIP Number:	829800-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks high current income and safety of principal
- Lead portfolio manager has been at the helm of this Fund since inception over 19 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Michael C. Brilley

- 39 Years of industry experience.

Bryce A. Doty, CFA

- 16 Years of industry experience.

Mark H. Book, CFA, CMA

- 20 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

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U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government

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The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Yields and Durations

as of 3/31/2008

	30-Day SEC Yield	12-Month Distribution Rate	Average Maturity	Effective Duration[1]
Sit U.S. Government Securities Fund	**4.19%**	**4.7%**	**19.2 Years**	**2.4 Years**

Average Annual Returns

as of 3/31/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit U.S. Government Securities Fund	**3.05%**	**8.37%**	**5.52%**	**4.12%**	**5.09%**	**6.70%**
Lehman Intermediate Government Bond Index	4.11	11.22	6.28	4.34	5.82	6.97

*Not Annualized; **Inception Date of 6/2/87


Sit U.S. Government Securities Fund
Lehman Intermediate Government Bond Index
12%
10%
8%
6%
4%
2%
0%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of 3/31/2008

	1987	1988	1989	1990	1991	1992
Sit U.S. Government Securities Fund	**6.05%**	**7.86%**	**11.04%**	**10.97%**	**12.87%**	**5.43%**
Lehman Intermediate Government Bond Index	4.47	6.40	12.68	9.56	14.11	6.93
	1993	**1994**	**1995**	**1996**	**1997**	**1998**
Sit U.S. Government Securities Fund	**7.34%**	**1.77%**	**11.50%**	**4.99%**	**8.19%**	**6.52%**
Lehman Intermediate Government Bond Index	8.17	-1.75	14.41	4.06	7.72	8.49
	1999	**2000**	**2001**	**2002**	**2003**	**2004**
Sit U.S. Government Securities Fund	**1.37%**	**9.15%**	**8.56%**	**5.79%**	**1.19%**	**3.35%**
Lehman Intermediate Government Bond Index	0.49	10.47	8.42	9.64	2.29	2.33
	2005	**2006**	**2007**	**2008**		
Sit U.S. Government Securities Fund	**2.49%**	**4.13%**	**6.92%**	**3.05%**		
Lehman Intermediate Government Bond Index	1.68	3.84	8.47	4.11		


Sit U.S. Government Securities Fund
Lehman Intermediate Government Bond Index
16%
12%
8%
4%
0%
-4%
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Growth of $10,000

as of 3/31/2008


Sit U.S. Government Securities Fund
Lehman Intermediate Government Bond Index
$42,000
$38,000
$34,000
$30,000
$26,000
$22,000
$18,000
$14,000
$10,000
6/2/1987
3/31/2008

The sum of $10,000 invested at inception (6/2/87) and held until 3/31/08 would have grown to $38,641 in the Fund or $40,779 in the Lehman Intermediate Government Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duratin is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.



U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 3/31/2008


Taxable Municipal 0.1%
Cash & Other Net Assets 2.8%
GNMA Pass-Through 11.4%
Collateralized Mortgage Obligations 29.1%
U.S. Treasury/Federal Agency 19.1%
FNMA Pass-Through 24.4%

Estimated Average Life Profile
as of 3/31/2008


90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2.5%
78.9%
18.2%
0.4%
0.0%
0-1 Year
1-5 Years
5-10 Years
10-20 Years
20+ Years

Complete List of Holdings

Holdings as of March 31, 2008.

Daily Prices
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The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices



Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt

Performance

Average Annual Returns as of 3/31/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Tax-Free Income Fund	**-1.19%**	**-1.72%**	**1.84%**	**2.39%**	**3.28%**	**5.45%**
Lehman 5-Yr Municipal Bond Index	1.93	6.19	4.19	3.42	4.65	5.80

*Not Annualized; **Inception Date of 9/29/88

About the Fund

Net Assets (as of 3/31/2008):	$322.6 Million
Inception Date:	9/29/88
Lead Manager Tenure:	Since 9/29/88
Ticker Symbol:	SNTIX
Sit Fund Number:	4
CUSIP Number:	829799-10-5
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks high current income that is exempt from federal income tax consistent with preservation of capital.
- Lead portfolio manager has been at the helm of this Fund since inception over 18 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Michael C. Brilley

- 39 Years of industry experience.

Debra A. Sit, CFA

- 25 Years of industry experience.

Paul J. Jungquist, CPA, CFA

- 12 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt

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The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Yields and Durations
as of 3/31/2008

	30-Day SEC Yield	Tax Equivalent Yield[1]	12-Month Distribution Rate	Average Maturity	Duration to Est. Avg. Life [2]	Implied Duration[2]
Sit Tax-Free Income Fund	**4.68%**	**7.20%**	**4.19%**	**14 Years**	**4.7 Years**	**5.4 Years**

Average Annual Returns
as of 3/31/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Tax-Free Income Fund	**-1.19%**	**-1.72%**	**1.84%**	**2.39%**	**3.28%**	**5.45%**
Lehman 5-Yr Municipal Bond Index	1.93	6.19	4.19	3.42	4.65	5.80

*Not Annualized; **Inception Date of 9/29/88


10%
8%
6%
4%
2%
0%
-2%
Sit Tax-Free Income Fund
Lehman 5-Yr Municipal Bond Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 3/31/2008

	1988	1989	1990	1991	1992	1993	1994
Sit Tax-Free Income Fund	**2.19%**	**8.38%**	**7.29%**	**9.25%**	**7.71%**	**10.42%**	**-0.63%**
Lehman 5-Year Municipal Bond Index	0.66	9.07	7.70	11.41	7.62	8.73	-1.28
	1995	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
Sit Tax-Free Income Fund	**12.86%**	**5.69%**	**9.87%**	**6.29%**	**-4.01%**	**8.32%**	**5.84%**
Lehman 5-Year Municipal Bond Index	11.65	4.22	6.38	5.84	0.74	7.72	6.21
	2002	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**
Sit Tax-Free Income Fund	**5.69%**	**2.87%**	**3.96%**	**3.30%**	**3.54%**	**0.26%**	**-1.19%**
Lehman 5-Year Municipal Bond Index	9.27	4.13	2.72	0.95	3.34	5.15	1.93


16%
12%
8%
4%
0%
-4%
Sit Tax-Free Income Fund
Lehman 5-Year Municipal Bond Index
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Growth of $10,000
as of 3/31/2008


$31,000
$28,000
$25,000
$22,000
$19,000
$16,000
$13,000
$10,000
Sit Tax-Free Income Fund
Lehman 5-Year Municipal Bond Index
9/29/1988
3/31/2008

The sum of $10,000 invested at inception (9/29/88) and held until 3/31/08 would have grown to $28,169 in the Fund or $30,029 in the Lehman 5-Year Municipal Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) For individuals in the 35% federal tax bracket.

(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt



Sector Allocation

as of 3/31/2008


Other Assets & Liabilities 2.7%
AAA 21.7%
AA 7.7%
A 11.1%
BBB 25.2%
Less Than BBB 4.4%
Non-Rated 27.2%

Quality Ratings

(% of Total Net Assets)
as of 3/31/2008


Other Assets & Liabilities 0.1%
AAA 24.1%
AA 8.6%
A 12.0%
BBB 26.7%
Less Than BBB 4.7%
Non-Rated 23.8%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

	AAA	AA	A	BBB	BB	>BB
*Assessment of Non-Rated Securities	0.0%	0.0%	2.8%	6.0%	15.9%	2.5%

Complete List of Holdings

Holdings as of March 31, 2008.

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt

Overview | Performance | Holdings | Expenses | Management | How to Invest

Daily Prices
Account Access
Contact Us
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Yields and Durations
as of 3/31/2008

	30-Day SEC Yield	Tax Equivalent Yield[1]	12-Month Distribution Rate	Average Maturity	Duration to Est. Avg. Life [2]	Implied Duration[2]
Sit Minnesota Tax-Free Income	4.66%	7.78%	4.23%	14.7 Years	4.8 Years	5.4 Years

Average Annual Returns
as of 3/31/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Minnesota Tax-Free Income Fund	-0.44%	-0.25%	3.10%	3.39%	3.96%	4.79%
Lehman 5-Yr Municipal Bond Index	1.93	6.19	4.19	3.42	4.65	4.87

*Not Annualized; **Inception Date of 12/1/93


Sit Minnesota Tax-Free Income Fund
Lehman 5-Yr Municipal Bond Index
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
-1%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 3/31/2008

	1993	1994	1995	1996	1997	1998
Sit Minnesota Tax-Free Income Fund	1.60%	0.63%	11.90%	5.89%	8.19%	6.14%
Lehman 5-Year Municipal Bond Index	1.46	-1.28	11.65	4.22	6.38	5.84
	1999	**2000**	**2001**	**2002**	**2003**	**2004**
Sit Minnesota Tax-Free Income Fund	-3.82%	8.09%	5.85%	7.06%	4.42%	3.68%
Lehman 5-Year Municipal Bond Index	0.74	7.72	6.21	9.27	4.13	2.72
	2005	**2006**	**2007**	**2008**		
Sit Minnesota Tax-Free Income Fund	4.44%	4.92%	1.04%	-0.44%		
Lehman 5-Year Municipal Bond Index	0.95	3.34	5.15	1.93		


Sit Minnesota Tax-Free Income Fund
Lehman 5-Year Municipal Bond Index
12%
8%
4%
0%
-4%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Growth of $10,000
as of 3/31/2008


Sit Minnesota Tax-Free Income Fund
Lehman 5-Year Municipal Bond Index
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
12/1/1993
3/31/2008

The sum of $10,000 invested at inception (12/1/93) and held until 3/31/08 would have grown to $19,559 in the Fund or $19,763 in the Lehman 5-Year Municipal Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) For individuals in the 35% federal tax bracket and 7.85% MN tax brackets.

(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.



Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt

Sector Allocation

as of 3/31/2008


Cash & Other Net Assets 4.1%
Hospital/Health Care Revenue 23.1%
Multifamily Mortgage Revenue 20.0%
Education/Student Loan 12.0%
Other Revenue 9.5%
Single Family Mortgage 8.5%
Insured 7.3%
Utility 4.1%
ETM/Pre-REF 3.5%
Sectors less than 3.0% 10.5%

Quality Ratings

(% of Total Net Assets)
as of 3/31/2008


Other Assets and Liabilities 4.1%
AAA 15.6%
AA 9.5%
A 12.5%
BBB 16.9%
Less Than BBB 4.3%
Not Rated* 37.1%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

	AAA	AA	A	BBB	BB	>BB
*Assessment of Non-Rated Securities	0.5%	0.5%	7.2%	19.2%	9.4%	0.3%

Complete List of Holdings

Holdings as of March 31, 2008.

Important Legal Information



Money Market Fund

Ticker: SNIXX

Fund Type: Money Market

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 3/31/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**	7-Day Yield	7-Day Effective Yield
Sit Money Market Fund	**0.86%**	**4.43%**	**4.17%**	**2.86%**	**3.40%**	**3.84%**	**2.85%**	**2.89%**
3-Month Treasury Bill	0.52	3.77	4.21	3.08	3.55	4.03		

*Not Annualized; **Inception Date of 11/1/93

About the Fund

Net Assets (as of 3/31/2008):	$71.6 Million
Inception Date:	11/1/93
Lead Manager Tenure:	Since 11/1/93
Ticker Symbol:	SNIXX
Sit Fund Number:	5
CUSIP Number:	82979F-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks maximum current income to the extent consistent with preserving capital and maintaining liquidity.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Michael C. Brilley

- 39 Years of industry experience.

Mark H. Book, CFA, CMA

- 20 Years of industry experience.

Click for Full Biographies

The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.



Money Market Fund

Ticker: SNIXX

Fund Type: Money Market

Yields
as of 3/31/2008

	7-Day Current Annualized Yield[1]	7-Day Effective Annual Yield[1]
Sit Money Market Fund	**2.85%**	**2.89%**

Average Annual Returns
as of 3/31/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Money Market Fund	**0.86%**	**4.43%**	**4.17%**	**2.86%**	**3.40%**	**3.84%**
3-Month Treasury Bill	0.52	3.77	4.21	3.08	3.55	4.03

*Not Annualized; **Inception Date of 11/1/93


Sit Money Market Fund
3-Month Treasury Bill
5%
4%
3%
2%
1%
0%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 3/31/2008

	1993	1994	1995	1996	1997	1998	1999	2000
Sit Money Market Fund	**0.46%**	**3.84%**	**5.58%**	**5.08%**	**5.22%**	**5.17%**	**4.79%**	**6.03%**
3-Month Treasury Bill	0.53	4.47	5.82	5.27	5.32	5.01	4.88	6.16
	2001	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**
Sit Money Market Fund	**3.67%**	**1.25%**	**0.65%**	**0.88%**	**2.77%**	**4.59%**	**4.79%**	**0.86%**
3-Month Treasury Bill	3.50	1.67	1.03	1.41	3.26	5.00	4.56	0.52


Sit Money Market Fund
3-Month Treasury Bill
8%
6%
4%
2%
0%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Growth of $10,000
as of 3/31/2008


Sit Money Market Fund
3-Month U.S. Treasury Bill
$18,000
$17,000
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
11/1/1993
3/31/2008

The sum of $10,000 invested at inception (11/1/93) and held until 3/31/08 would have grown to $17,227 in the Fund or $17,688 in the 3-Month U.S. Treasury Bill assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

(1) The Yield quotation more closely reflects the current earnings of the Money Market Fund than the total return quotation which refers to a specific past holding period.



Money Market Fund

Ticker: SNIXX

Fund Type: Money Market

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Quality Ratings

(% of Total Net Assets)
as of 3/31/2008


First Tier Securities
100.0%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Complete List of Holdings

Holdings as of March 31, 2008.

Daily Prices

Account Access

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The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals

Service Professionals

Performance

Prices

High Income Municipal Bond Fund

I Class Ticker: SHMIX
U Class Ticker: SHIUX

Fund Type: High Income Municipal Debt

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April 25, 2008

The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of March 31, 2008

	Three Month*	One Year	Since Inception**
Sit High Income Municipal Fund	**-0.58%**	**-4.89%**	**-3.24%**
Lehman Municipal Bond Index	-0.61	1.91	2.18

*Not Annualized; **Inception Date of 12/31/06

Fund Facts

- The Fund seeks high current income that is exempt from federal regular income tax.

Risk-Reward Spectrum


LOW RISK
LOW RETURN
HIGH RISK
HIGH RETURN

About the Fund

Net Assets (as of 3/31/08):	$24.8 Million
Inception Date:	12/31/06
Lead Manager Tenure:	Since 12/31/06
I Class Ticker Symbol:	SHMIX
I Class Sit Fund Number:	18
I Class CUSIP Number:	82979K-40-7
I Class Minimum Investment Amount:	$150,000
U Class Ticker Symbol:	SHIUX
U Class Sit Fund Number:	19
U Class CUSIP Number:	82979K-30-8
U Class Minimum Investment Amount:	$10,000

Fund Management

Michael C. Brilley

- 39 Years of industry experience.

Debra A. Sit, CFA

- 25 Years of industry experience.

Paul J. Jungquist, CPA, CFA

- 12 Years of industry experience.

Andrew T. Clark, CFA

- 10 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.

High Income Municipal Bond Fund

I Class Ticker: SHMIX
U Class Ticker: SHIUX

Fund Type: High Income Municipal Debt

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The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Average Annual Returns
as of 3/31/2008

	Three Month*	One Year	Since Inception**
Sit High Income Municipal Bond Fund	**-1.58%**	**-4.89%**	**-4.03%**
Lehman Municipal Bond Index	-0.61	1.91	2.73

*Not Annualized; **Inception Date of 12/31/06.


4%
3%
2%
1%
0%
-1%
-2%
-3%
-4%
-5%
Sit High Income Municipal Bond Fund
Lehman Municipal Bond Index
3 Month
1 Year
Since Inception

Total Return by Calendar Year
as of 3/31/2008

	2007	2008
Sit High Income Municipal Bond Fund	**-2.49%**	**-1.58%**
Lehman Municipal Bond Index	3.36	-0.61


6%
5%
4%
3%
2%
1%
0%
-1%
-2%
-3%
Sit High Income Municipal Bond Fund
Lehman Municipal Bond Index
2007
2008

Growth of $10,000
as of 3/31/2008


$10,600
$10,400
$10,200
$10,000
$9,800
$9,600
$9,400
$9,200
Sit High Income Municipal Bond Fund
Lehman Municipal Bond Index
12/31/2006
3/31/2007
6/30/2007
9/30/2007
12/31/2007
3/31/2008

The sum of $10,000 invested at inception (12/31/06) and held until 3/31/2008 would have grown to $9,751 in the Fund or $10,336 in the Lehman Municipal Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duratin is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

High Income Municipal Bond Fund

I Class Ticker: SHMIX
U Class Ticker: SHIUX

Fund Type: High Income Municipal Debt

April 25, 2008

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of March 31, 2008


Cash Equivalents
12.9%
Other Revenue
22.3%
Sectors less than 3%
9.4%
Industrial/Pollution Control
4.7%
Insured
8.0%
Education
10.8%
Hospital/Health Care Revenue
14.7%
Multifamily Mortgage
17.2%

Quality Ratings

(% of Total Net Assets)
as of March 31, 2008


Other Assets and Liabilities
12.7%
AAA
3.9%
AA
3.7%
A
9.3%
BBB
22.5%
Less Than BBB
7.0%
Non-Rated
40.9%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

	AAA	AA	A	BBB	BB	B
*Assessment of Non-Rated Securities	0.0%	0.0%	1.9%	10.4%	25.9%	2.7%

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Account Access
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The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

High Income Municipal Bond Fund

I Class Ticker: SHMIX
U Class Ticker: SHIUX

Fund Type: High Income Municipal Debt

Average Annual Returns
as of 3/31/2008

	Three Month*	One Year	Since Inception**
Sit High Income Municipal Bond Fund	**-1.58%**	**-4.89%**	**-4.03%**
Lehman Municipal Bond Index	-0.61	1.91	2.73
Lehman Municipal High Yield 5-Year Bond Index	0.32	0.20	1.42
Composite Index (50% Lehman Municipal Bond & 50% Lehman Municipal High Yield 5-Year Bond)	-0.12	1.08	2.10

*Not Annualized; **Inception Date of 12/31/06.

Total Return by Calendar Year
as of 3/31/2008

	2007	2008
Sit U.S. Government Securities Fund	**-2.49%**	**-1.58%**
Lehman Municipal Bond Index	3.36	-0.61
Lehman Municipal High Yield 5-Year Bond Index	1.09	0.32
Composite Index (50% Lehman Municipal Bond & 50% Lehman Municipal High Yield 5-Year Bond)	2.22	-0.12

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duratin is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us

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Important Legal Information